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FOR IMMEDIATE RELEASE
August 12, 1997
Contacts: Investor Relations, Linda J. Dill, (303) 267-5048
          Media Relations, Lela Cocoros or Joann Dobbs, (303) 267-5273


                      TELE-COMMUNICATIONS, INC. COMMENCES
                       TCI VENTURES GROUP EXCHANGE OFFERS



ENGLEWOOD, COLORADO -- Tele-Communications, Inc. (TCI) announced today that it has commenced offers to exchange shares of Series A TCI Ventures Group Common Stock and Series B TCI Ventures Group Common Stock for up to an aggregate of 188,661,300 shares of Series A TCI Group Common Stock and 16,266,400 shares of Series B TCI Group Common Stock, respectively. The Exchange Offers are being made pursuant to an Offering Circular dated August 7, 1997 and the related Letter of Transmittal (which together constitute the "Exchange Offers"). The Offering Circular and the related Letter of Transmittal were filed with the Securities and Exchange Commission today as part of TCI's Schedule 13 E-4.

The shares offered for exchange represent approximately 30 percent of the shares of each series of TCI Group Common stock outstanding as of June 30, 1997. The Exchange Offers will be subject to, among other conditions, the approval by TCI stockholders of the TCI Ventures Group Stock proposal at TCI's Annual Meeting, scheduled for August 28, 1997. If such approval is obtained and other conditions are satisfied, TCI will accept for exchange up to 188,661,300 shares of Series A TCI Group Common Stock and up to 16,266,400 shares of Series B TCI Group Common Stock validly tendered and not properly withdrawn prior to 5 p.m. (EST), on September 10, 1997, unless extended by TCI (such date, if and as extended, the "Expiration Date"). In the event more shares are tendered than such maximums, shares will be accepted for exchange on a pro rata basis. In the event less shares are tendered than such interest in TCI Ventures Group. All persons who hold Series A TCI Group Common Stock or Series B TCI Group Common Stock from the commencement of the Exchange Offers through the Expiration Date are entitled to participate in the Exchange Offers.


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Dr. John Malone, chairman and chief executive officer of TCI, and Leo J.
Hindery, Jr. president and chief operating officer of TCI, have each advised the Company of his desire to own substantially the same percentage equity and voting interests in the TCI Ventures Group as he would own in the TCI Group after giving effect to the Exchange Offers. Accordingly, Malone and Hindery have each stated his intention to tender approximately 30 percent of his shares of Series A TCI Group Common Stock and approximatley 30 percent of his shares of Series B TCI Group Common Stock pursuant to the Exchange Offers.

The TCI Ventures Group will consist of TCI's principal international assets and substantially all of TCI's non-cable, non-programming domestic assets. Accordingly, TCI Ventures Group Common Stock will track such assets as TCI's interests in Teleport, Sprint PCS, At Home Corporation, Tele-Communications International, Inc., United Video Satellite Group and others. The businesses that would be attributed to the TCI Group after giving effect to the creation of the TCI Ventures Group would largely be confined to the Company's domestic cable, Internet and telephony distribution businesses.

Tele-Communications, Inc. is traded through the TCI Group and the Liberty
Media Group common stocks. TCI Group is traded on the National Market tier of the Nasdaq Stock Market ("Nasdaq") with Series A and Series B TCI Group Common Stock, under the symbols TCOMA and TCOMB, respectively. Also, the Company's Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock is traded on Nasdaq under the symbol TCOMP. Liberty Media Group is traded on Nasdaq with Series A and Series B Common Stock, under the symbols LBTYA and LBTYB, respectively. Tele-Communications International, Inc., which is traded on Nasdaq under the symbol TINTA, is currently attributed to the TCI Group. TCI Communications, Inc., the Company's domestic communications subsidiary, trades its Cumulative Exchangeable Preferred Stock, Series A on Nasdaq under the symbol TCICP, its 8.72% Trust Originated Preferred Securities on the New York Stock Exchange under the symbol TFI/pr and its 10% and 9.72% Trust Preferred Securities on the New York Stock Exchange under the symbols TFII and TFIV, respectively.